September 27, 2019

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company

Form 10-K for the year ended December 31, 2018

Filed February 25, 2019

Form 10-Q for the quarterly period ended June 30, 2019

Filed August 5, 2019

File No. 001-12504

Dear Ms. Monick:

We are writing in response to your letter dated September 12, 2019, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-Q for the quarterly period ended June 30, 2019 (the “Form 10-Q) of The Macerich Company (the “Company”). For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-Q for the quarterly period ended June 30, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations (“FFO”), page 42

1.

Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined it was appropriate to exclude financing expense in connection with Chandler Freehold from your definition of FFO.

As noted on page 42 of the Form 10-Q, as a result of the Company adopting Accounting Standards Codification 606 (“ASC 606”) effective January 1, 2018, the Company began treating its joint venture in Chandler Freehold as a financing arrangement for accounting purposes. In connection with this treatment, the Company recognizes financing expense on (i) the changes in fair value of the financing arrangement obligation, (ii) any payments to the joint venture partner equal to their pro rata share of net income and (iii) any payments to the joint venture partner less than or in excess of their pro rata share of net income. As disclosed in Note 12 on page 25 of the Form 10-Q, these financing arrangement adjustments are recognized as additions or reductions to interest expense in the Company’s consolidated statements of operations. The Company excludes from its definition of FFO the noted expense, or reduction in expense, related to the changes in fair value and for the payments to the joint venture partner less than or in excess of their pro rata share of net income. The exclusion of these amounts allows the Company’s current FFO to be comparable with the Company’s FFO from prior quarters. It should be noted that these exclusions from the Company’s FFO for the three and six months ended June 30, 2019 and for the year ended December 31, 2018 resulted in a decrease to the Company’s FFO of $15.2 million, $27.6 million and $8.8 million, respectively.

Ms. Jennifer Monick

Securities and Exchange Commission

September 27, 2019

The Nareit White Paper defining FFO, dated April 2002, and all related amendments predate the effectiveness of ASC 606. Nareit published an FFO White Paper Restatement in 2018, however, in which Nareit specifically noted that “[t]his 2018 Nareit FFO White Paper Restatement is intended to serve as a useful distillation and consolidation of previous Nareit guidance and is not meant to alter the fundamental definition of FFO.” Although the Nareit definition of FFO predates the effectiveness of ASC 606, the Company believes that excluding the noted expense, or reduction in expense, resulting from the financing arrangement is consistent with the key objective of FFO as a performance measure that is comparable across quarters.

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Scott W. Kingsmore
Scott W. Kingsmore
Executive Vice President, Treasurer and Chief Financial Officer

cc:	David Roberts

Goodwin Procter LLP